Exhibit 99.4

KPMG LLP

205 5th Avenue SW

Suite 3100

Calgary AB T2P 4B9

Tel 403-691-8000

Fax 403-691-8008

www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Nutrien Ltd.

We consent to the use of:

•

our report dated February 16, 2023 on the consolidated financial statements of Nutrien Ltd. (the “Entity”) which comprise the consolidated balance sheets as at December 31, 2022 and December 31, 2021, the related consolidated statements of income, comprehensive income, cash flows, and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2022, the and the related notes (collectively the “consolidated financial statements”), and

•	our report dated February 16, 2023 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2022 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2022.

We also consent to the incorporation by reference of such reports in the registration statements on Form S-8 of the Entity (File Nos. 333-222384, 333-222385 and 333-226295) and Form F-10, as amended by Amendment No. 1 thereto, of the Entity (File No. 333-263275).

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Canada

February 24, 2023

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.